UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                              FORM N-17f-2

            Certificate of Accounting of Securities and Similar
                      Investments in the Custody of
                     Management Investment Companies

                 Pursuant to Rule 17f-2 [17 CFR 270.17f-2]


1.   Investment Company Act Rule Number:

     811-08899

2.   State identification Number:

3.   Exact name of investment company as specified in registration statement:

     WARBURG PINCUS WORLDPERKS MONEY MARKET FUND

4. Address of principal executive office (number, street, city, state, Zip code):

     466 LEXINGTON AVENUE
     NEW YORK, NY   10017






Management Statement Regarding Compliance with Certain
Provisions of the Investment Company Act of 1940

June 28, 2000

PricewaterhouseCoopers LLP
2400 Eleven Penn Center
Philadelphia, PA 19103

We, as members of management of Warburg Pincus WorldPerks Money Market Fund, Warburg Pincus WorldPerks Tax Free Money Market Fund, Warburg Pincus Cash Reserve Fund, and Warburg Pincus New York Tax Exempt Fund, portfolios of the Warburg Fund, Inc., (collectively the "Funds"), are responsible for complying with the requirements of subsections (b) and
(c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of April 28, 2000, and from September 30, 1999 through April 28, 2000.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 28, 2000 and from September 30, 1999 through April 28, 2000, with respect to securities reflected in the investment account of the Funds.

Warburg Pincus WorldPerks Money Market Fund,
Warburg Pincus WorldPerks Tax Free Money Market Fund,
Warburg Pincus Cash Reserve Fund,
Warburg Pincus New York Tax Exempt Fund:
By:

/s/Michael Pignataro
Michael Pignataro
Chief Financial Officer





Report of Independent Accountants

To the Board of Directors of
 the Warburg Pincus WorldPerks Money Market Fund,
 Warburg Pincus WorldPerks Tax Free Money Market Fund,
 Warburg Pincus Cash Reserve Fund, and
 Warburg Pincus New York Tax Exempt Fund:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about the Warburg Pincus WorldPerks Money Market Fund, Warburg Pincus WorldPerks Tax Free Money Market Fund, Warburg Pincus Cash Reserve Fund, and Warburg Pincus New York Tax Exempt Fund, portfolios of the Warburg Fund, Inc., (collectively the "Funds") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of April 28, 2000. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of April 28, 2000, and with respect to agreement of security purchases and sales, for the period from September 30, 1999 (the date of our last examination), through April 28, 2000:

Confirmation of all securities held by institutions in book entry form, at, the Federal Reserve Bank of Cleveland, the Depository Trust Company, the Participatory Trust Company, and Bankers Trust Company;

Confirmation of all securities out for transfer with brokers or alternative procedures;

Reconciliation of all such securities to the books and records of the Funds and the Custodian, PNC Bank, National
Association;

Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with the custodian records; and

Agreement of twelve security purchases and twelve security sales or maturities since our last report from the books and records of the Funds to trade confirmations or alternative procedures.


We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Warburg Fund, Inc., was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 28, 2000 with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Directors, management, and the Securities and Exchange
Commission and is not intended to be and should not be used by anyone other than these specified parties.


PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania

June 28, 2000